Via EDGAR	May 19, 2015
Jaime G. John
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	American Homes 4 Rent
Form 10-K for the fiscal year ended December 31, 2014
Filed March 2, 2015
File No. 1-36013

Dear Ms. John:

American Homes 4 Rent (the “Company”) submits this letter to respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated May 6, 2015, regarding the Company’s Form 10-K for the year ended December 31, 2014. The Staff’s comments are repeated below in bold italics preceding each response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measures, page 67

1.  We note that NOI presented on page 68 excludes operating expenses for vacant single-family properties and therefore appears to be NOI for your leased properties only.  Please advise and revise the label in future filings to clearly indicate that this measure relates to NOI for leased properties.

The Company advises the Staff that NOI excludes “vacant property operating expenses,” which consists of operating expenses associated with properties that have been renovated, but not initially leased, and includes “leased property operating expenses,” which consists of operating expenses associated with properties that have been initially leased, whether or not they are currently leased.  Therefore, the Company’s measure of NOI represents NOI from properties that have been initially leased, whether or not they are currently leased.  Descriptions of “leased property operating expenses” and “vacant property operating expenses” have previously been disclosed on pages 54 and 55 of the Company’s Form 10-K for the year ended December 31, 2014.  In response to the Staff’s comment, the Company has revised the description and label of this measure to read “Initially Leased Property Core NOI” in the Company’s Form 10-Q for the quarter ended March 31, 2015, to indicate that NOI is from initially leased properties only. The Company will include the revised label in its future Exchange Act periodic reports.

2.  We note that your reconciliation of FFO and Core FFO begins with Net loss attributable to common shareholders and includes an adjustment to include non-controlling interest in the Operating Partnership.  It appears that your FFO and Core FFO measures represent FFO and Core FFO attributable to common shareholders and operating partnership unitholders.  Please advise and revise your presentation in future filing to clearly label each measure.

The Company advises the Staff that FFO and Core FFO represent FFO and Core FFO attributable to common shareholders and operating partnership unitholders, which has been described in footnote (1) to the table appearing on page 69 of the Company’s Form 10-K for the year ended December 31, 2014.  In response to the Staff’s comment, the Company has revised the label of each measure in the Company’s Form 10-Q for the quarter ended March 31, 2015, to add “and units” after FFO and Core FFO to indicate that each is attributable to common shareholders and operating partnership unitholders. The Company will include the revised labels in its future Exchange Act periodic reports.

In connection with our responses to the Staff’s comments, we hereby acknowledge that:

•                 the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                 staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (805) 413-5275.

Sincerely,

/s/ Diana M. Laing

Diana M. Laing
Chief Financial Officer

cc: Mark Rakip, Staff Accountant, SEC